

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Mr. Robert K. Bench
Chief Executive Officer
BayHill Capital Corporation
25 East 200 South
Lehi, UT 84043

  Re: BayHill Capital Corporation
    Form 10-K for the Year Ended June 30, 2010
    Filed September 30, 2010
    File No. 000-11730

Dear Mr. Bench:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       /s/ Celeste Murphy for
       Larry Spirgel
       Assistant Director